2024 REPORT

POCSTOCK


pocstock
We're building the world's largest and most inclusive content company.
INVEST TODAY!

LETTER

Dear investors,

This past year has been a period of significant growth of our content library and learning for pocstock. We've seen impressive gains in customer acquisition and brand visibility, but we've also faced challenges with our sales cycle for content sales that have pushed us to innovate and pivot our business to higher profit products where we provide unique value in the market namely AI datasets. We spent last year expanding our network, joining the board of DMLA and made valuable connections at AI companies, which has led to exciting opportunities to supply them with datasets. However, there's still much more to be done to increase our capacity to deliver at scale. We're excited for the future and committed to taking pocstock to the next level with the support and guidance of our investors.

We need your help!

pocstock seeks investors who can provide valuable connections and strategic support to help accelerate our growth. We are looking for referrals to major corporations, businesses, and AI companies to expand our customer base. Additionally, we would benefit from any promotion on social media, press coverage, and increasing publicity. We also welcome connections with photographers and videographers, as well as introductions to potential investors. Any advice on scaling our business or strategic guidance to strengthen our position in the market is always welcome.

Sincerely,

DeSean Brown

Founder & Chief Relationship Officer

Stephen Jones

Founder & CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

Customer relationship building - increased customer base to over 1200 accounts including Canva, Microsoft, and Prudential

Revenues - increased revenues to $599k, representing a 200% increase over prior year

Funding - Raised $275k in seed funding, received a $250k grant from Audible, and secured a $150k convertible note

☹ The Bad

Slow sales cycle - some of our major contracts took long to close, and didn't deliver as much revenues as projected

Funding - we didn't raise the full amount of our seed round

Overhead - our operating expenses were significantly higher than projected

2024 At a Glance

January 1 to December 31



$599,374 +222%

Revenue



-$470,053

Net Loss



$62,497 +280%



$924,999

Short Term Debt   Raised in 2024



$128,000

Cash on Hand
As of 03/ 1/25

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

$599,374

$186,006

-$438,584

-$470,053

2023   2024

Net Margin: -78%   Gross Margin: 92%   Return on Assets: -29%   Earnings per Share: -$0.06

Revenue per Employee: $85,625   Cash to Assets: 3%   Revenue to Receivables: 5,843

Debt Ratio: 90%

We  Our 224 Investors

Thank You For Believing In Us

Crystal Paris	Phil Garrett	Matthew Machado	Takim Jones	Sheila Francois	Jean Claude Fresnel,...
Hatem Rowaihy	Victoria Ringwood	Cory Huff	Frank Fay	Dallas Grundy	Jerlyn O'Donnell
William Chiu	Kimberly Kwon	Lady Zoe G Horace	Rudy Vizcaino	Suzette Anderson-...	Talisha Shine
Kathleen Minogue	Devin D. Thorpe	Mike Warner	Stephen Newton	Johanna Cardenas	Kevin Brown
Marie Jones	Vita Harris	Michael McCabe	Cari Akula	Steven Gomez	Sheinina Lolita Raj
Corey Smith	Jessica Aebi	Jonathan Cherins	Bridgitte Murph	Perri Richman	Nial Samsoondar
Frank Brathwaite	Kerri Ann Wright	Yvonne Hendrix	Sharon Heintjes	Joel Kunkle	Zanetta Glover
Jamahr McDaniel	Jazmin McCain	Carol Wooden	Ty Redmond	Denise Renee	L Duval Richardson
Adrienne Wright	Dennis McClain	Jeniece McClary	Gabe Cabasquini	Kevin Anderson	Tiffany Richards
Nicole Chaplin	Valarie Maxey	Kristina Chapman	Tony Delgado	Karling Murat	Antonique Smith
Tisha Winfield	Alex McGrath	Chris Patton	Stephanie Sanchez	Caralien Miller Speth	Elaine Lin
Anita Pierce	Avis Yates Rivers	Melissa Álvarez...	Ing Tho	Roderick Herron	Hernandez Manolo
Brandon Cooke	Mark Jermaine	Phyllis Coy-Kerr	Andaiye Taylor	Everett Edwards	Mario S Vargas
Cheryl Overton	Albert D. Walden, III	Allison Retina Stewart	Joel Jones	Adrienne Lucas	Alana Cheeks-Lomax
David Tyree	Tunde Agboke	Ronké Harrison	Rae D'Umay	Suzie Toanone	Tywone Redmond
Allan Santana	Petra Vincent	Bryan Gaffin	Marcia Ashby	Irwin P Ashby	Lisa Hurley
Dr. Dt Ogilvie	Penda HOWELL	Denise Pringle	Ernst A	Jahmarr Scarlett	James Barrood
Tara Agen	Stephanie Scott	Raymond C Jordan	Brian Heller	David T Kindler	Santhosh Shivashankar
Moncellia Scott	Kerel Cooper	Andrea Cozier McLean	Lyonel Dougé	Brenda Alfred	Adrianne C Smith
Niki Stanley	Rahsaan S SMITH	Uplift Forever	Yarley Geffrard	Krista Mikulski	Naima Briscoe
Farnia Fresnel	Jennifer Turner	Leslie Hughes	Fred Sly	Dawn P Gibbs	Suzanne Miles
Corporate Camo	Dewey Johnson	Kalyan Balaven	Wayne Anthony Salas	Randy Brathwaite	Marcia E Ashby
Gwendolyn Fisher	Mary J Benito	Kim M	Marcia Howard	Cheryl Lebert	Dianna Ciruolo
Natasha Nathaniel	Ca Tyra Polland	Gwendolyn E Fisher	Sandra Gomez	Julia Ridout	Marcus Levias
Chad Comiteau	Brett L Boehm	Jaime Martinez	Chi Iregbulem-McGrath	Kathryn Finney	Edwin Pope
Rebecca Mann	Zak Irvin	Audrey Powell	DawnMarie...	Lisa Hurley	Adam Reiter
Jean Philippe	Dara McIntosh	Matthew Field	Alfonzo J LEE	Robert Davis	Chris Bernhardt
Kevin J STARKS	Kareem Salley	Stephanie Reed	Denise West	Hussan Peavey	Matthew Bock
Reuben W. Horace, Sr.	Ricardo Rivera Seda	Jody Friend	Jt Turner	Francis Coyne	Tasha McFarlane
Tieka Harris	Nicole Hall	Jenny Alexandra...	Felicia Kinscy	Dinita Smith	Adrienne Fox
Mishia Brown	Jay Bryant	Mona Terrell Wallace	E. Lockhart	Funmi Olosunde	Scott Terry
James Higgins	Shani Sandy	Lena Ryals	Kim Kuhteubl	Dawn Fitch Mitchell	Rosa NUNEZ
Tia Morris	Aisha Jordan-Moore	Brian S Plan	Christine Miller	Monique Aiken	Tanya Vialet
Derrick Larane	Craig Grant	Michael Jones	Ian Lobell	Temple Jene Fleming	Julia Riordan
Andrew Frazier	Vaughn L. McKoy	Benita Ramsey	Donisha Diagne	Kiwitta Paschal	Shanel Anthony

Thank You!

From the POCSTOCK Team



Steve Jones [in]

Founder & CEO

Award-winning entrepreneur. Responsible for growing the company globally. Working to increase market share, building the value of the brand, fostering...



DeSean Brown [in]

Co-Founder & Chief Relationships Officer

Ad agency executive. Responsible for attracting, retaining, and growing our customer and partner relationships



Derrick Larane [in]

Chief Operating Officer

Former owner of multi-million dollar digital agency. Responsible for overseeing all aspects of our global operations



Steven Russell [in]

Head of Content

Global content leader Ex. Shutterstock Ex. BBC



Chad Comiteau [in]

Investor / Advisor

Former hedge fund manager. Current investor.

Details

The Board of Directors

Director	Occupation	Joined
Stephen Jones	Founder & CEO @ POCSTOCK, INC	2019
dt ogilvie	Professor @ Rochester Institute of Technology	2024
DeSean Brown	Founder @ pocstock	2024

Officers

Officer	Title	Joined
Derrick Larane	Chief Operating Officer	2020
Stephen Jones	CEO	2019
DeSean Brown	Chief Relationship Officer	2024

Voting Power ❓

Holder	Securities Held	Voting Power
Stephen Jones	5,714,286 Common Stock	65.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2021	$18,861		Section 4(a)(2)
01/2022	$745,504	Preferred Stock	Section 4(a)(2)
03/2023	$126,540		4(a)(6)
09/2024	$150,000		Section 4(a)(2)
12/2024	$774,999	Preferred Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
09/17/2024	$150,000 ❓	3.0%			12/03/2034 ❓

Outstanding Debts

None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	9,033,638	7,142,858	Yes
Series Seed Cf Preferred Stock	55,658	55,658	No
Series Seed Preferred Stock	604,063	604,063	No
Series Seed 3 Preferred (Ss3) Stock	439,850	340,881	No

Warrants: 252
Options: 791

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Reputation - Faulty products or services, poor customer support experiences, negative publicity about our employees or our leadership, or high-profile failures in the press. These are all reputational risks that will affect our bottom line, and our relationship with customers and partners.

Technology - Emerging technologies such as AI generated art can create risks to the traditional business model of licensing content. If users can generate their own images using AI, it could remove the need for photographers, models, and others, and eventually reduce the need for stock licensing companies.

Competition - We're not the only company trying to solve the issue of lack of diversity, but we currently have a unique brand position. Taking too long to seize the moment could allow for other competitive solutions to mature. This would make it harder for pocstock to maintain a competitive advantage

Legal - Currently every asset is carefully checked by a human being and we plan to scale to millions of assets. If errors and omissions are made that negatively impact our customers, this can result in lawsuits and insurance claims.
We can solve this via investments in automation.

Product & Pricing - Market factors such as inflation may cause consumers to reduce spend, reducing the total $ market for stock media.

Timing - As one of the only Black-owned diversity-focused stock companies, we currently have a unique opportunity while diversity content is a high priority for major companies. If companies deprioritize their current focus on diversity, then we could potentially lose revenue opportunities as budgets and investments are reduced.

Cybersecurity - Our business heavily relies on an ecosystem of technologies, and we've done extensive work to mitigate the possibility of cyber attacks, but no platform can claim to be 100% secure. If there is a successful cyber attack against our platform, internal servers, cloud hosting partners, or data controllers, it could have a negative impact on our ability to do business and impact our bottom line.
We continuously invest in security protocols across the entire organization.

Talent - Building a global company is a big undertaking so attracting, hiring, and retaining experienced talent is key to our success. If we build a trusted and talented team then we will not be able to achieve our goals in our desired timeframes. Without the right talent on the team, our Co-Founders will have to wear too many hats to be effective at running the company.

Some Founders are working part-time. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties

may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company

interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Pocstock, Inc.

Delaware Corporation
Organized November 2019
7 employees
625 Broad Street, Suite 240
Newark NJ 07102 https://www.pocstock.com

Business Description

Refer to the POCSTOCK profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

POCSTOCK has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄